EXHIBIT 99.2

Management’s Discussion and Analysis
For The Year Ended
December 31, 2014

Management’s Discussion and Analysis

March 25, 2015

In this document: (i) unless the content otherwise requires, references to “our”, “us”, “its”, “the Company” or “Exeter” mean Exeter Resource Corporation and its subsidiaries; (ii) information is provided as at December 31, 2014, unless otherwise stated; (iii) all references to monetary amounts are to Canadian Dollars, unless otherwise stated; and (iv) “$” refers to Canadian Dollars and “US$” refers to US Dollars.

The following discussion is management’s assessment and analysis of the results and financial condition of Exeter and should be read in conjunction with the accompanying audited financial statements and related notes.

Forward Looking Statements

This MD&A contains “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, as amended.  All statements other than statements of historical fact are forward looking statements.

These forward-looking statements, principally under the heading “Outlook”, but also elsewhere in this document include estimates, forecasts and statements as to the Company’s belief with respect to, among other things, potential economics and development options for Caspiche as set out in the amended preliminary economic study released December 19, 2014, the timing of its drilling, exploration programs and exploration results, objectives of and the completion of various studies, potential to secure adequate quantities of water and power, permitting, exercise of the option to acquire 100% of the Sideral project adjacent to its Caspiche project, the Company’s ability to mitigate against foreign exchange risk, the ability of the Company to access capital to fund its activities, the ability of the Company to respond to market fluctuations and government regulations and the ability of the Company to demonstrate that a commercially viable mineral deposit exists on its Caspiche project, and the merits of the legal challenge to the easement over surface rights at Caspiche granted by the Chilean government.

These forward-looking statements appear in a number of different places in this document and can be identified by words and phrases such as, but not limited to, “estimates”, “plans”, “is expected”, “objectives” or variations of such words or phrases, or statements that certain activities, events or results “may”, “would” or “could” occur.  While the Company has based these forward-looking statements on its expectations about future events as at the date that this document was prepared, the statements are not a guarantee of the Company’s future performance and are subject to risks, uncertainties, assumptions and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements.  The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change except as required by law.  Such factors and assumptions include, amongst others, the effects of general economic condition; changing foreign exchange rates and actions by government authorities; uncertainties associated with negotiations; misjudgements in the course of preparing forward-looking statements; fluctuations in gold, copper, silver and other commodity prices and currency exchange rates; uncertainties relating to interpretation of drill results and the geology; continuity and grade of mineral deposits; uncertainty of estimates of capital and operating costs; price and availability of capital equipment; price of various other inputs such as fuel, electricity and reagents; recovery rates, production estimates and estimated economic return; the need for cooperation of government agencies and native groups in the exploration and development of properties and the issuance of required permits; the need to obtain additional financing to develop properties and uncertainty as to the availability and terms of future financing; the possibility of delay in exploration or development programs or in construction projects and uncertainty of meeting anticipated program milestones; risks associated with project development, including risks associated with the failure to satisfy the requirements of the Company’s agreement with Anglo American on its Caspiche project which could result in loss of title; uncertainty as to timely availability of permits and other governmental approvals, uncertainty of the outcome of the legal challenge to the grant by the Chilean government of the easement over surface rights, uncertainty regarding the potential to secure adequate water, and other risks and uncertainties disclosed under “Risks” below and other risks and uncertainties disclosed in the Company’s current Annual Information Form, filed with the Canadian securities regulatory authorities and other information released by it and filed with the appropriate regulatory agencies.  Although the Company has attempted to identify important risk factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other risk factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  For the reasons set forth above, readers should not place undue reliance on forward-looking statements.  All statements are made as of the date of this MD&A and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary note to U.S. Investors concerning reserve and resource estimates

This MD&A and other information released by Exeter have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (“CIM Standards”).  These definitions differ from the definitions in SEC Industry Guide 7 under the United States Securities Act of 1993, as amended (the “Securities Act”).  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM Standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this MD&A contains descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Report on Operations

Year Ended December 31, 2014

The Company continued its work on the Caspiche gold-copper project in the Maricunga region of Northern Chile in an effort to advance the project.  The primary focus through 2014 was the advancement of programs related to securing water for the Caspiche project and the review of lower capital alternatives for the potential development of the project.

In January, the Company’s Chilean subsidiary, Sociedad Contractual Minera Eton Chile (“Eton”), negotiated new water exploration agreement (“Water Agreement”) terms with the Chilean subsidiary of Canadian company Atacama Pacific Gold Corporation (“Atacama”).  The new terms amend the original agreement entered into between the parties in May 2013.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in water exploration tenements near Peñas Blancas (Laguna Verde) and Cuenca Two in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  For further details of the Water Agreement see “Caspiche – Water Agreement” below.
In 2013 Eton was granted an easement (the “Easement”) over surface rights required for the potential development of Caspiche by the Chilean Government.  During the first quarter of 2014, Eton was served with a court claim challenging the Chilean Government’s grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Cerro del Medio.  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  Cerro del Medio’s claim, cites “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton’s Chilean legal counsel has concluded that Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

On May 27th the Company announced that three large diameter drill holes completed at the Company’s Peñas Blancas water exploration concession (option for 90% interest) had intersected potentially significant quantities of water based on preliminary evaluation using airlift testing.  Down hole pump testing, a more definitive measurement technique to quantify water flow rates and the recharge rate, was completed on one hole, LV-03.

On June 24th the Company announced that the first pump test on LV-03 had confirmed a potentially significant water resource.  Tests included a series of variable and fixed-speed pump tests.  At each flow rate tested, the water table stabilized and recovered rapidly, suggesting favourable permeability and transmissivity.  Flow rates of +40 litres per second (“l/s”) were tested.

An amended preliminary economic assessment (“2014 PEA”) for Caspiche released on December 19th, 2014 (with an effective date of April 30, 2014) identified three new potential development options focussed on lower throughputs and the higher grade core of the deposit.  All three required lower Capex and would use lower quantities of water to support mining operations compared to previous studies.  The 2014 PEA titled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated December 19th, 2014 prepared by Santiago based engineering consultancies, NCL Ingeniería y Construcción and Alquimia Conceptos S.A. can be found at www.exeterresource.com or on SEDAR.

Potential development options identified consist of the following:

Option 1:  a standalone, 30,000 tonnes per day (“tpd”) heap leach oxide gold project, producing a projected average of 122,000 gold equivalent* ounces (“oz”) annually over a planned 10 year mine life, including 148,000 oz annually in the first five years.

Option 2:  a 60,000 tpd open pit, heap leach oxide gold operation followed by expanded open pit mining (27,000 tpd) of the gold copper sulphide zone.  Planned mine life is 18 years with projected average annual production of approximately 289,000 oz gold equivalent* per year.

Option 3:  a 60,000 tpd open pit, heap leach oxide gold operation transitioning to underground sub level open stope mining (27,000 tpd) of the higher grade gold copper sulphide zone.  This option is projected to produce an average of 250,000 oz of gold in years 1-3 and 425,000 oz gold equivalent* per year in years 4-13.  Over a planned 42 year mine life projected production is 344,000 oz gold equivalent* per year.

Current expectations, based on the 2014 PEA, is that the 30,000 tpd standalone oxide operation (Option 1) requires peak water requirements of less than 50 l/s; while a 60,000 tpd open pit and 27,000 tpd gold copper sulphide pit expansion (Option 2) requires peak water of less than 190 l/s and a 60,000 tpd open pit and 27,000 tpd underground gold copper operation (Option 3) requires peak water consumption of approximately 150 l/s.

As part of program to secure water, the Company announced an expanded water exploration program comprised of two additional large diameter water bore holes and a series of smaller diameter water monitoring holes.  Andinor Limitada, a specialist Chilean water drilling company, was the principal contractor for the water program.  The Company had announced it was targeting sustainable flows of over 200 l/s from the five large diameter holes (two new holes and three from drilling in Q2 2014).

On November 12th the Company reported new metallurgical column leach testwork results for the 1.7 million ouncea Caspiche oxide gold zone.

Five newly tested PQ diamond drill cores provided a total of 74 bottle roll test samples and 17 column test samples, including 10 column tests on coarsely crushed -50mm material.  The column test materials were composited level by level to simulate mining intervals of two years within a ten year mine planb. The results were very encouraging, suggesting previous estimations for life of mine heap leach recoveries of approximately 80% might be conservative.  Exeter believes the leach tests for coarsely crushed -50mm material, show potential for increased metallurgical recoveries in the early years of operation, hence enhanced project cash flow.

On December 22nd, the Company reported that two additional, large diameter, water bore holes (LV-05 and LV-06) and two smaller diameter water monitoring holes had been completed.  As expected significant water (as determined by preliminary air lift tests) was encountered in all drill holes.  Down hole pump tests, a definitive measurement technique to quantify water flow rates and the recharge rate of an aquifer were scheduled for completion in January, 2015.  In early 2015 the Company reported preliminary results from the pump tests which indicated aggregate flow rates from the five holes of a little more than 300 l/s with individual well flow rates vary between 45 and 85 l/s.

a.
Measured and indicated mineral resources - see the 2014 PEA titled “Amended NI 43-101 Technical Report on the Caspiche Project, Atacama Region, Chile” dated December 19th, 2014. For the purposes of the PEA, the April 2012 Mineral Resource was re-reported including the oxide only portion tabled below. Oxide material was reported above 0.18 g/t AuEq1 cut-off. Note that the 2014 PEA does not include inferred mineral resources.

Material	Class	Tonnes Mt	Au g/t	Ag g/t	AuEq1 g/t	AuEq2 Moz
Oxide	Measured	67.4	0.45	1.56	0.46	1.0
Oxide	Indicated	56.4	0.39	1.63	0.40	0.7
Total Oxide	Meas + Ind	123.8	0.43	1.59	0.43	1.7

1. The following formula was used in calculating AuEq values in each block of the model:

where Au, Ag and Cu are the block kriged gold, silver and copper grades, PAu, PAg and PCu are the gold, silver and copper prices (US$1,250/oz, US$15/oz and US$2.75/lb, respectively). Note there are no copper values within the oxide zone and therefore no copper is recovered, the RCu term in the formula should be zero when referring to the oxide only option.

2. AuEq = resource tonnes * AuEq1.

b.	Ten year mine plan associated with the NI 43-101 Report, modified from previous five-year mine plan.

* Gold equivalent oz (AuEq) value is based on gold, silver and copper revenues (prices and recoveries involved). AuEq oz [troy oz] = [Au g/t * Rec Au * tonnes]/31.1 + [Ag g/t * Rec Ag * tonnes]/31.1* silver price troy oz/ gold price troy oz + [[Cu% * Rec Cu * tonnes]*2204] * copper price lbs/gold price troy oz. Recoveries are adjusted based on metallurgical characteristic of the resource.  Metal price assumptions: US$1,300/oz Au, US$3/lb Cu and US$20/oz Ag.

PROJECTS

CHILE

Caspiche Project

Northern Chile - Maricunga

In 2005, the Company entered into an agreement with Anglo American with respect to seven properties in the Maricunga region of Chile.  The terms of the agreement provided for increasing annual drilling and exploration commitments over five years, and the phased reversion of five properties to Anglo American.  Exeter satisfied its obligations under the agreement, having spent more than the required minimum of US$2.55 million, including completing more than 15,500 metres (“m”) of required drilling, and exercised its option to acquire a 100% interest in the Caspiche property in February 2011.  Anglo American retains a 3% net smelter royalty (“NSR”) from production from the property and has the right to buy the property back by reimbursing certain of the Company’s expenditures incurred on the property if it is not put into production within 15 years from the date the Company exercised its option.  In addition, the Company will be required to pay a further 0.08% NSR from production pursuant to an agreement with a private entity.

The Company is required to make a US$250,000 advance royalty payment annually up until March 31, 2020 (US$1,000,000 paid to December 31, 2014) and thereafter US$1.0 million annually for the period March 31, 2021 to March 31, 2025 or until commencement of commercial production.  Should production commence prior to March 31, 2025, the advance royalty will cease and the NSR will be payable.

The Caspiche project is located in a prolific region of gold-porphyry deposits, 15 kilometres (“km”) (10 miles) southeast of Kinross Gold’s Maricunga open pit mine (formerly known as the Refugio mine) and 11 km (7 miles) north of Barrick Gold – Kinross Gold’s Cerro Casale project.

Sideral project

On March 1, 2011 the Company entered into an option agreement to acquire 100% of the Sideral project adjacent to its Caspiche project.  The agreement provides for the Company to acquire 100% of the Sideral property by meeting escalating annual drilling requirements, to a total of 15,000 m, within four years.  After the 15,000 m of drilling is completed, the vendor has a once only back in right to acquire a 60% interest in the property, provided the discovery of a mineral deposit of greater than 100 million tons at a grade of +0.5% copper has been made.  Should the vendor elect to back in, it will be required to repay the Company three times its expenditure on the property, alternatively its interest will revert to a 2% NSR.  The Company has the right to purchase 50% of the NSR for US$10 million.  To date the Company has not exercised the option on the property and is in discussions with the vendor regarding amendment of the option agreement.

Water agreement

In January, the Company’s Chilean subsidiary, Eton, negotiated new Water Agreement terms with Atacama.  The new terms amend the original agreement entered into between the parties in May 2013.  The Water Agreement allows Eton to earn an additional 40% interest, for an aggregate 90% interest, in water exploration tenements near Peñas Blancas (Laguna Verde) and Cuenca Two in the Maricunga region, northern Chile.  To earn the additional 40% interest, Eton is required to incur an additional 40% (total of 90%) of all expenditures relating to exploration and potential development on the water tenements.  In addition, following any discovery and subsequent approval of water rights by the General Directorate of Water Resources (“DGA”), Eton will assume Atacama’s obligation to pay Hydro Exploranciones SpA (“Hydro”), an Atacama affiliate, US$15,000 per l/s of DGA approved water rights.  Atacama will remain obligated to pay Hydro US$15,000 per l/s on its 10% interest.  Regardless of the total amount of DGA approved water acquired, payments to Hydro are capped at US$1 million.  These payments are not applicable to Eton’s original 50% interest in any water rights acquired.  In addition, Eton will pay US$5,000 per month to Hydro from the date of any application for water rights for assisting with securing such water rights.  The aggregate of the monthly payments are deductible from any amount payable to Hydro for water rights acquired.  The objective of the water program is to identify, evaluate, and secure water sources to support a potential initial heap leach gold stage and a follow-on gold-copper sulphide stage of mining at the Company’s Caspiche gold-copper project.

Land easement

On June 10, 2013 the Company announced that its application for surface rights had been granted by the Chilean Government.  The Company already had a lease agreement with the Chilean Government for the surface rights that correspond to its initial mineral rights in the area, and the new easement (“Easement”), which is valid for 25 years, extends this area to cover most of its additional tenements as well as surfaces that may be required for Caspiche development.  In order to maintain these rights, the Company is required to make aggregate payments of approximately US$7.4 million over 10 years of which $2.6 million has been paid to December 31, 2014.  A further eight annual payments of approximately US$600,000 are required.  As these annual payments are payable at the Company’s option, the Company has not accrued any liability in connection with the Easement.  Early in 2014, Eton was served with a court claim challenging the Chilean Government’s grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, Compañía Minera Cerro del Medio SCM (“SCM Cerro del Medio”).  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  SCM Cerro del Medio’s claim, cites “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps SCM Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton’s Chilean legal counsel has concluded that SCM Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

MEXICO

In 2013, the Company entered into two option and joint venture agreements with Canadian company, San Marco Resources Inc. (“San Marco”), for the exploration of the Angeles and La Buena gold-silver properties located in Mexico (the “Angeles Agreement” and “La Buena Agreement”, respectively).

Angeles Property - Agreement

Exeter had a staged option to earn up to a 70% interest in the Angeles property by incurring an aggregate of $20.0 million in exploration expenditures over 7 years.  Exeter was also required to make cash payments totaling $950,000 staged over 7 years.  The Company paid $100,000 and acquired 625,000 common shares.

The Company terminated the option agreement in December 2013 due to adverse market conditions following the completion of $1 million of committed exploration expenditures.

La Buena Property - Agreement

Exeter had the option to earn a 60% interest in the La Buena property by spending $15.0 million in exploration expenditures and by making cash payments of $650,000 staged over 5 years.  The Company paid $150,000 and acquired 937,500 common shares.

Following completion of $1.4 million in committed expenditures, the Company withdrew from the option in February 2014 due to exploration results not meeting expectations.

Results from Operations

The Company began and ended 2014 with 88,407,753 common shares outstanding.  During the year no options were exercised.

As at March 25, 2015 the Company had 88,407,753 shares outstanding.

Summary of Financial Results

Selected Information

The Company’s annual consolidated financial statements for the year ended December 31, 2014 (the “Consolidated Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Year ended December 31, 2014

The Company ended its 2014 fiscal year with $30.8 million in cash and cash equivalents, and incurred approximately $8.3 million in exploration expenditures during the year.  Share-based compensation expense of $405,000 was incurred due to recognizing the expense associated with the granting and vesting of certain stock options in 2014 and also the vesting of stock options that were issued in previous years.

Year ended December 31, 2014 compared to the year ended December 31, 2013

During 2014, the Company recorded a loss of approximately $10.6 million compared to approximately $19.1 million in 2013.

The Company currently has no revenue generating activities, but does earn interest income.  Interest income of $497,000 was recognized in 2014 compared to $643,000 in 2013.

Significant variances for expenses:

•
Administration salaries and consulting: $694,000 ($1,272,000) – the change is mainly attributable to a decrease of approximately $684,000 in share-based compensation recognized in 2014 compared to 2013 due to options vesting in 2013.

•
Directors fees: $213,000 ($1,402,000 in 2013) – the change is attributable to a decrease of approximately $1,177,000 in share-based compensation recognized in 2014 compared to 2013 due to options vesting in 2013.

•
Management fees: $334,000 ($1,000,000 in 2013) – the change is mostly attributable to a decrease of approximately $667,000 in share-based compensation recognized in 2014 compared to 2013 due to options vesting in 2013.

•
Mineral property exploration expenditures: $8,259,000 ($14,210,000 in 2013) – the decrease in exploration expenditures in the 2014 was largely attributable to the reduction of expenditures on the Caspiche project mainly related to the PEA, which commenced in and was substantially completed by December 2013 costing approximately $813,000, the initial easement payment of US$1.5 million, higher share-based compensation of $700,000 due to options vesting in 2013 and expenditures related to the projects in Mexico, which were relinquished in late 2013 and early 2014, of $2.6 million.

Three months ended December 31, 2014 compared to the three months ended December 31, 2013

At December 31, 2014 the Company had $30.8 million in cash and cash equivalents, $9.6 million less than the $40.4 million held at December 31, 2013.  The decrease is mostly attributable to the Company utilizing its cash to fund ongoing exploration activities.

For the three month period ended December 31, 2014, the Company recorded a loss from continuing operations of approximately $3.7 million ($0.04 per share) similar to the loss from continuing operations for the same period in 2013 of $3.7 million ($0.04 per share).

Significant variance for expenses:

•
Reduction in directors’ fees and management fees of $129,000 and $118,000 respectively due to lower share-based compensation expenses recognized in 2014 compared to 2013 due to the vesting of options in 2013.

•	Mineral property exploration expenditures: $2,848,000 ($2,619,000 in 2013) – the increase for Q4 2014 is mostly attributable to costs related to the water drilling program in Peñas Blancas.

The following is a summary of continuing operations results from the Company’s consolidated financial statements:

	($000’s, except share data)
Year ended December 31,	2014	2013	2012
Interest income	$497	$643	$812
Mineral property exploration costs	$8,259	$14,210	$16,565
Share-based compensation 1	$405	$3,662	$7,489
Loss	$10,565	$19,051	$25,226
Basic and diluted loss per common share	$0.12	$0.22	$0.29

1)
share-based compensation costs have been allocated to administrative salaries and consulting, management compensation, directors’ fees, mineral property exploration expenditures and shareholder communications.

As at	December 31, 2014	December 31, 2013	December 31, 2012
Total assets	$31,042	$40,923	$56,325
Total liabilities	$1,168	$895	$926
Share capital	$246,089	$246,089	$246,089
Deficit	$(260,659)	$(250,094)	$(231,043)

The following selected financial information is a summary of the eight most recently completed quarters up to December 31, 2014.

Comparison to Prior Quarterly Periods

	2014				2013
($000’s, except share data)	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total Revenues	-	-	-	-	-	-	-	-
Net loss	3,563	1,646	2,538	2,818	3,559	3,098	6,095	6,299
Basic and diluted loss per common share	$0.04	$0.02	$0.03	$0.03	$0.04	$0.04	$0.07	$0.07

The increase in the loss in the fourth quarter of 2014 compared to the previous three quarters of the year was related to the water drilling program at Peñas Blancas.  The higher Q2 costs compared to Q3 each year is a result of the lower exploration spend during the South American winters.  The higher loss in the first and second quarter of 2013 compared to the other 2013 quarters was due to the Company commencing drilling activities at the Cuenca 1 water exploration tenement in Chile, the payment of both an advance royalty payment of US$250,000 and a water rights option payment of US$300,000, and the commencement of the PEA.  The decrease in the loss in the first quarter of 2014 compared to the previous quarters was mainly due to higher mineral property exploration expenditures incurred in previous periods.

Liquidity and Capital Resources

The Company’s cash and cash equivalents at December 31, 2014 totalled $30.8 million compared to $40.4 million at December 31, 2013, a decrease of about $9.6 million.  The Company continues to utilize its cash resources to fund project exploration and administrative requirements.  Aside from cash and cash equivalents, the Company has no material liquid assets.  While the Company has successfully raised funds through past capital financings, there are no guarantees that such sources of funds will be available in the future.

Management continues to evaluate and adjust its planned level of activities to ensure that adequate levels of working capital are maintained.  The availability of funding will affect the planned activity levels at the Caspiche project and expenditures will be adjusted to match available funding.

Currently, the Company intends to continue to fund the exploration and development of its properties, with specific focus on Caspiche and for general working capital purposes.

The Company has no loans or bank debt and there are no restrictions on the use of its cash resources.  The Company has not issued any dividends and management does not expect this will change in the near future.

Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks, including credit risk, foreign exchange currency risk, liquidity and interest rate risk.

Credit risk is the risk that one party to a financial instrument, will fail to discharge an obligation and cause the other party to incur a financial loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents, and accounts receivable.  The Company deposits the majority of its cash and cash equivalents with high credit quality financial institutions in Canada and holds balances in banks in Chile as required to meet current expenditures.  The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Company’s maximum exposure to credit risk.

The carrying amount of cash and cash equivalents, amounts receivable, accounts payable and accrued liabilities and due to and from related parties approximates fair value due to the short term nature of these financial instruments.

The Company operates in Canada and Chile, and it is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The Company’s cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are denominated in several currencies (mainly Canadian Dollars, Chilean Pesos, US Dollars and Australian Dollars).  Such foreign currency balances, which are held in the Canadian parent, are subject to fluctuation against the Canadian Dollar.  Such foreign currency balances, which are held in the Chilean subsidiary, are subject to fluctuation against the Chilean Peso.

The Canadian parent company had the following balances in foreign currencies as at December 31, 2014 and 2013:

2014 (in thousands)
	US Dollars	Australian Dollars
Cash and cash equivalents	248	-
Accounts payable and accrued liabilities	(29)	(61)
Net balance	219	(61)
Equivalent in Canadian Dollars	254	(58)
Rate to convert to $ CDN	1.1601	0.9479

2013 (in thousands)
US Dollars
Cash and cash equivalents	364
Accounts payable and accrued liabilities	(73)
Net balance	291
Equivalent in Canadian Dollars	310
Rate to convert to $ CDN	1.0636

Based on the above net exposures as at December 31, 2014, and assuming that all other variables remain constant, a 10% depreciation or appreciation of the US dollar and Australian dollar against the Canadian dollar would result in an increase/decrease of $25,400 and $5,800 respectively (2013 - $31,000 and $Nil respectively) in the Company’s net loss.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate due to changes in market interest rates.  The Company’s interest rate risk mainly arises from the interest rate impact on the cash and cash equivalents.  Cash and cash equivalents earn interest based on current market interest rates, which at December 31, 2014 ranged between 1.40% and 1.50%.

Based on the amount of cash and cash equivalents held at December 31, 2014, and assuming that all other variables remain constant, a 0.5% change in the applicable interest rate would result in an increase/decrease of $154,000 in the interest earned by the Company per annum.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.  The Company manages its liquidity risk by forecasting cash flows required by operations and anticipated investing and financing activities.  The Company had cash at December 31, 2014 in the amount of $30.8 million in order to meet short-term business requirements.  At December 31, 2014, the Company had current liabilities of $1.2 million which are due on demand or within 30 days.

Contractual Obligations

The Company leases offices in Canada and Chile and has expenditure, option payment, land easement payments and advance royalty obligations related to its properties.  Option payments and property expenditure obligations are contingent on exploration results and can be cancelled at any time should exploration results so warrant.  Other financial commitments are summarized in the table below:

Payments Due by Year (in thousands)	Total	2015	2016 – 2017	2018 - 2019	2020 - 2025
Advance royalty payments	$7,541	$290	$580	$580	$6,091
Land easement payments1	5,568	696	1,392	1,392	2,088
Office and equipment leases	414	331	83	-	-
Property access agreements	242	150	92	-	-
Total	$13,765	$1,467	$2,147	$1,972	$8,179

1 The Company can cease payments at any time without penalty.

Related Party Transactions

During the period ended December 31, 2014 a total of $833,000 (2013 - $900,000) was paid or accrued for related party transactions as described below:

a)
$200,000 (2013 - $280,000) were paid or accrued to Rowen Company Limited, a corporation of which Bryce Roxburgh, Co-Chairman and former President and CEO of the Company is a principal.  These services were incurred in the normal course of operations for exploration and consulting fees.  As at December 31, 2014, the Company had amounts owing of $14,000 (December 31, 2013 - $10,000) to this company.

b)
$249,000 (2013 - $212,000) were paid or accrued to Jerry Perkins & Associates Pty. Ltd., a corporation controlled by Jerry Perkins, the Vice-President, Exploration and Development of the Company.  These services were incurred in the normal course of operations for exploration fees.  As at December 31, 2014, the Company had amounts owing of $28,000 (December 31, 2013 - $20,000) to this company.

c)
$120,000 (2013 - $120,000) were paid to Canaust Resources, a corporation controlled by Yale Simpson, Co-Chairman of the Company.  These services were incurred in the normal course of operations for management fees.  As at December 31, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $12,000) to this company.

d)
Management fees of $250,000 (2013 - $250,000) were paid or accrued to 667060 B.C. Ltd, a corporation controlled by Cecil Bond, the Chief Financial Officer of the Company.  These services were incurred in the normal course of operations for management fees.  As at December 31, 2014, the Company had amounts owing of $22,000 (December 31, 2013 - $Nil) to this company.

e)
The Company paid or accrued rent expense of $14,000 (2013 - $38,000) to Rogo Investments Pty Ltd., a company controlled by Robert Reynolds, a director of the Company.  Of this amount, $6,000 (2013 - $20,000) was recovered from Rugby Mining Limited (“Rugby”), a corporation with directors in common.  These expenses were incurred in the normal course of operations.  As at December 31, 2014, the Company had amounts owing of $Nil (December 31, 2013 - $Nil) to this company.

All the services and transactions described above were made on terms equivalent to those that prevail with arm’s length transactions.

During the period, the Company shared costs of certain common expenditures including administrative support, office overhead and travel with Rugby.

f)
The Company, along with Rugby, incurs certain expenditures for staff and exploration expenditures on behalf of each other.  The net amount provided or incurred by the Company on behalf of Rugby during the period ended December 31, 2014 was $135,000 (2013 - $317,000).  As at December 31, 2014, the

Company had amounts receivable of $9,000 (December 31, 2013- $21,000) from Rugby. The amounts due from Rugby are non-interest bearing and are due on demand.

Outlook

Exeter’s principal focus continues to be the advancement of its Caspiche gold-copper project in Chile.  In addition the Company continues to review new industry wide opportunities with the objective of securing properties, which offer near term exploration or development potential.

The 2014 PEA reflects the staged development potential at Caspiche with initial development of an open pit mine focussed on the near-surface, oxide zone followed by further open pit or underground development.  The preliminary economics and modest capital requirements, demonstrate that advancing the standalone surface oxide gold zone through to a production decision, is a logical potential development option for Caspiche.

With the staged development potential at Caspiche , the Company continues to focus on identifying, evaluating, and securing water sources to support the heap leach oxide gold stage and the follow-on gold – copper sulphide stage of a potential mine development.  In order to meet its objectives, the Company announced a further water drilling program in early 2015 of up to two, large diameter, water bore holes.  The Company’s priority is to finalize the water exploration program by May 2015 and submit an application for water rights to the Chilean water authority.  Additional steps also include planning for and commencing a detailed scientific and environmental program using experienced consultants. The objective of this next program will be to accurately model the zone, its interactions with adjacent areas, consult on possible uses with other stakeholders and communities as a basis for extraction plans

Other planned activities include the ongoing review of mineral projects with a view to securing additional projects.

Proposed Transactions

The Company does not currently have any proposed transactions.

Off-Balance Sheet Arrangements

The Company does not have any material off-balance sheet arrangements.

Critical Accounting Estimates and Policies

The Company’s accounting policies are discussed in detail in the Consolidated Financial Statements, however, accounting policies require the application of management’s judgement in respect of the following relevant matters:

(i)
use of estimates – the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of estimates include accrued liabilities and the determination of the assumptions used in the calculation of share-based compensation expense.  Actual results could differ from those estimates used in the financial statements; and

(ii)
share-based compensation – the Company provides compensation benefits to its employees, directors, officers and consultants through a share-based compensation plan.  All share-based awards are measured and recognized based on the grant date fair value.  Fair value is determined using the Black Scholes option pricing model.  Expected volatility is based on historical volatility of the stock.  The Company utilizes historical data to estimate the expected option term for input into the valuation model.  The risk-free rate for the expected term of the applicable option is based on the Government of Canada yield curve in effect at the time of the grant.

Actual results may differ materially from those estimates based on these assumptions.

Changes in Accounting Policy and Disclosures

New and Amended Standards Adopted

As of January 1, 2014, the Company adopted the following new and amended IFRS pronouncements in accordance with the transitional provisions outlined in the respective standards.

Amendment to IAS 32 – Financial Instruments – presentation

These amendments are to the application guidance in IAS 32, Financial Instruments: Presentation, and clarify some of the requirements for offsetting assets and financial liabilities on the statement of financial position.  The Company is currently completing its assessment of the impact that this new standard will have on its consolidated financial statements.
Amendment to IAS 36 – Impairment of Assets

This amendment changes the disclosure requirements regarding the recoverable amount in circumstances where an impairment loss has been recognized or reversed, when there has been no impairment of a cash generating unit with goodwill or intangible assets and to require additional disclosure when an impairment of assets is based on fair value less costs of disposal.

IFRIC 21 – Levies

This is an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets.  IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event, known as an obligating event.  The interpretation clarifies that the obligation event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

New Standards and Interpretations Not Yet Adopted

The IASB has issued the following standards which have not yet been adopted by the Company.

IFRS 9 – Financial Instruments - classification and measurement

IFRS 9 as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 Financial Instruments: Recognition and Measurement ("IAS 39") and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The standard was initially effective for annual periods beginning on or after January 1, 2013, but the complete version of IFRS 9, issued in July 2014, moved the mandatory effective date to January 1, 2018.  The Company is currently completing its assessment of the impact that this new standard will have on its consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations.  IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue.  IFRS 15 is effective for reporting periods beginning on or after January 1, 2017.  Earlier adoption is permitted.  There should be no impact on the Company’s financial statements from this new standard.

Disclosure controls and procedures

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed by the Company under applicable securities legislation is gathered and reported to senior management, including the Company’s CEO and CFO, on a timely basis so that appropriate decisions can be made regarding public disclosure.

As of the end of the Company’s fiscal year ended December 31, 2014, an evaluation of the effectiveness of the Company’s “disclosure controls and procedures” (as such term is defined in Rules 13a -15(e) and 15d -15(e) of the

Securities Exchange Act of 1934, as amended (the Exchange Act) and under National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109)) was carried out by the Company’s management with the participation of the CEO and CFO.  Based upon that evaluation, the Company’s CEO and CFO have concluded that as of the end of that fiscal year, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under applicable U.S. and Canadian securities legislation is (i) recorded, processed, summarized and reported within the time periods specified in such legislation and (ii) accumulated and communicated to the Company’s management, including its CEO and CFO, to allow timely decisions regarding required disclosure.

The Company's management, including the CEO and CFO, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only a reasonable and not absolute assurance that the objectives of the control system are met.  Further, the design of a control system reflects the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control.  The design of any systems of controls is also based in part on certain assumptions about the likelihood of certain events, and there can be no assurance that any design can achieve its stated goals under all potential future conditions.  Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Management’s Responsibility for the Financial Statements

The preparation and presentation of the accompanying Consolidated Financial Statements, MD&A and all financial information in the financial statements are the responsibility of management and have been approved by the Audit Committee of the Board of Directors.  The Financial Statements have been prepared in accordance with IFRS.  Financial statements, by nature are not precise since they include amounts based upon estimates and judgments.  When alternative treatments exist, management has chosen those it deems to be the most appropriate in the circumstances.  The financial information presented elsewhere in the Financial Statements is consistent with that in the Consolidated Financial Statements.

Management, under the supervision of and with the participation of the CEO and the CFO, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian securities regulations.  The CEO and CFO will certify the annual filings with the CSA as required in Canada by National Instrument 52-109.  The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the Consolidated Financial Statements.  The Board carries out this responsibility principally through its Audit Committee which is independent from management.  The Audit Committee is appointed by the Board of Directors and reviews the Consolidated Financial Statements and MD&A; considers the report of the external auditors; assesses the adequacy of management’s assessment over internal controls described below; examines and approves the fees and expenses for the audit services; and recommends the independent auditors to the Board for the appointment by the shareholders.  The independent auditors have full and free access to the Audit Committee and meet with it to discuss their audit work, our internal control over financial reporting and financial reporting matters.  The Audit Committee reports its findings to the Board of Directors for consideration when approving the Consolidated Financial Statements for issuance to the shareholders and also Management’s Report on Internal Control over Financial Reporting.  Management is responsible for establishing and maintaining adequate internal control over financial reporting.

Management’s report on internal control over financial reporting

Management is responsible for establishing and maintaining adequate internal controls over financial reporting of the Company (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act and in NI 52-109).  Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with United States generally accepted accounting principles and the requirements of applicable U.S. and Canadian securities legislation.  The Company’s CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at December 31, 2014 in accordance with Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on this assessment, the Company’s CEO and CFO have determined that the Company’s internal controls over financial reporting are effective as of

December 31, 2014 and will certify the Company’s annual filings with the U.S. Securities and Exchange Commission on Form 20-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management reviewed the results of its assessment with the Audit Committee of the Company’s Board of Directors.  PricewaterhouseCoopers LLP, independent registered chartered accountants, has been engaged to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014.  PricewaterhouseCoopers LLP has provided such opinions.

Risks

The Company relies on equity financings to fund its activities. While it has been successful in raising funds in the past, there is no guarantee that adequate funds will be available in the future.  The Company had cash and cash equivalents of $30.8 million and working capital of $29.8 million at December 31, 2014.  Based on current planned expenditures at its Caspiche project, management believes that the Company has sufficient capital resources to fund planned levels of activity for the next 12 months.

The Company’s corporate head office is in Vancouver, Canada and the Company maintains the majority of its funds in Canadian Dollars.  Since the onset of the credit crisis in 2008 there still exists significant fluctuation in the value of the Canadian dollar against other currencies and because the Company operates in foreign countries it is exposed to significant currency risk.  In addition, its operations may be affected by rapid price fluctuation in the countries it operates in due to potential future country defaults.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of certain operations.  The current and anticipated future operations and exploration activities of the Company in Chile require permits from various governmental authorities and such operations and exploration activities are and will be governed by Federal, Provincial and local laws and regulations governing various elements of the mining industry including, without limitation, land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, and other matters.  Given the stage of the Company’s Caspiche project activities have caused little environmental impact to date.  The Company conducts certain environmental restoration efforts including drill rig platform clean-up and the sealing of drill holes among other clean-up activities to rehabilitate areas affected by its operations and it is the Company’s intention to ensure that the environmental impact on areas where it operates is mitigated by restoration and rehabilitation of affected areas.

Currently there is both a shortage of water and power in the northern part of Chile.  Various initiatives are being pursued to address these constraints however there is no certainty that adequate water or power resources can be secured for the Caspiche project in the near term.

The exploration and development of mineral deposits involves significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be fully mitigated.  The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management.  Some of the factors that affect the commercial viability of a given mineral deposit include its size, grade and proximity to infrastructure, including availability of power and water.  Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations all have an impact on the economic viability of a mineral deposit.  Other potential impacts could include the location of the mineral deposit and if it is found in remote or harsh climates.  These unique environments could limit or reduce production possibilities or if conditions are right for potential natural disasters, including but not limited to volcanoes, earthquakes, tornados and other severe weather, could negatively impact facilities, equipment and the safety of its workers dramatically.

The marketability of minerals is affected by numerous factors beyond the control of the Company.  These factors include, but are not limited to, market fluctuations, government regulations relating to prices, taxes and royalties, allowable production, import, exports and supply and demand.  One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of all future production and threaten the continuation of a particular project or operations altogether.

The Company has no production of minerals.  There is no assurance that a commercially viable mineral deposit exists on any of the Company’s properties, and substantial additional work will be required in order to determine the presence of any such deposit.

The Company is required to make advance royalty payments and perform certain other obligations to maintain its interest in Caspiche.  In order to develop its Caspiche project the Company will require additional water supply and access to surface land for infrastructure development.

The Company is required to make ongoing annual payments to maintain the easement granting our surface rights at Caspiche.  In addition the Company’s Chilean subsidiary, Eton, has been served with a court claim challenging the Chilean Government’s grant of the Easement.  The claim, filed before the Santiago Civil Court, was filed by a private Chilean mineral exploration company, SCM Cerro del Medio.  Under Chilean mining law there are provisions which provide for securing necessary surface access for the development of mineral deposits.  SCM Cerro del Medio’s claim, sights “non-compliance by the Chilean Government of certain legal formalities required to approve the easement” and “that the easement granted overlaps SCM Cerro del Medio’s Santa Cecilia project mining properties”.  A review of the claim by Eton’s Chilean legal counsel has concluded that SCM Cerro del Medio’s claim has no grounds under Chilean law and should be rejected.

Risk factors are more fully described in the Company’s current Annual Information Form, and subsequent filings with the Canadian Securities Administrators and the SEC.  You can review and obtain copies of our filings from SEDAR at www.sedar.com or from the SEC’s website at http://www.sec.gov/edgar.shtml

NYSE MKT Corporate Governance

The Company’s common shares are listed on the NYSE MKT.  Section 110 of the NYSE MKT Company Guide permits the NYSE MKT to consider the laws, customs and practices of foreign issuers in relaxing certain NYSE MKT listing criteria, and to grant exemptions from NYSE MKT listing criteria based on these considerations.  A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE MKT standards is set forth on the Company’s website at www.exeterresource.com.

In addition, the Company may from time-to-time seek relief from NYSE MKT corporate governance requirements on specific transactions under Section 110 of the NYSE MKT Company Guide by providing written certification from independent local counsel that the non-complying practice is not prohibited by our home country law, in which case, the Company shall make the disclosure of such transactions available on its website at www.exeterresource.com.

Additional Information

Additional information regarding the Company, including its current Annual Information Form is available on SEDAR at www.sedar.com.